Mail Stop 3561

March 16, 2007

Dr. John Todd, President
Protokinetix, Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

>   **Re: Protokinetix, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended**
>   **December 31, 2005**
>   **Supplemental Response dated January 24, 2007**
>   **File No. 0-32917**

Dear Dr. Todd:

We have reviewed your filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Financial Statements

1.   We have reviewed your response to our comment from our letter dated January 5, 2007. We note your citation of paragraph 9 of SFAS 142. This paragraph does not appear to provide justification for recognition of an asset. Paragraph 25 of FASB Statement of Concepts 6 defines an asset as probable future economic benefits as a result of past transactions or events. You state in your December 6, 2006 letter a commercially viable product will be dependent on the success of on-going scientific research and it may take years to determine the full scope of the acquired technologies. Hence, it does not appear that the $3,110,000 in acquired technologies will result in a probable future economic benefit and thus does not

appear to meet the definition of an asset. Please revise your financial statements accordingly.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR within 10 business days from the date of the comment letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies